                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE - No. 4-10

    June 10, 2010

PRIVATE PLACEMENT TO FUND GOLD EXPLORATION, CHILE

SAMEX has arranged a private placement of approximately 3,200,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for gold exploration on the Nora, Cinchado, Milagro, and Milagro Pampa Projects at the Los Zorros Property in Chile and for general working capital.  SAMEX is exploring the Los Zorros district for multiple gold ore bodies.  The private placement is subject to regulatory acceptance.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.